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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*


                       INTERNATIONAL TOTAL SERVICES, INC.
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                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    460499106
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                                 (CUSIP Number)

                                Robert P. Pinkas
                      Brantley Venture Management IV, L.P.
                          Brantley Capital Corporation
                         20600 Chagrin Blvd., Suite 1150
                              Cleveland, Ohio 44122
                                 (216) 283-4800

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 5, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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CUSIP No. 46049916
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  1.  Names of Reporting Persons:
      I.R.S. Identification Nos. of Above Persons (entities only).

      Brantley Partners IV, L.P. (the "Partnership")
      IRS #  34-1859314
      .................
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  2.  Check the Appropriate Box if a Member of a Group

                  (a)
                      .........................................................
                  (b)
                      .........................................................
--------------------------------------------------------------------------------

  3.  SEC Use Only
                  ............................................................
--------------------------------------------------------------------------------

  4.  Source of Funds   WC*
                     ..........................................................
--------------------------------------------------------------------------------

  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                        .......................................................
--------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization     Delaware
                                           .....................................
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Number of         7.     Sole Voting Power         312,750
Shares                                    .....................................
Beneficially      8.     Shared Voting Power        None
Owned                                       ...................................
by Each           9.     Sole Dispositive Power    312,750
Reporting                                      .................................
Person           10.     Shared Dispositive Power   None
With                                             ...............................


 11.  Aggregate Amount Beneficially Owned by Each Reporting Person   312,750
                                                                  .............
--------------------------------------------------------------------------------
 12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

          ......................................................................
--------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11)  4.7%
                                                         .......................
--------------------------------------------------------------------------------

 14.  Type of Reporting Person    PN
                              ..................................................
--------------------------------------------------------------------------------

         * Beneficial Ownership of 312,750 shares of Common Stock reported hereunder excludes 104,250 shares reported as beneficially owned by Brantley Capital Corporation ("Capital"). The Partnership expressly disclaims beneficial ownership of all shares reported to be beneficially owned by Capital.




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
CUSIP No. 46049916
--------------------------------------------------------------------------------

  1.  Names of Reporting Persons:
      I.R.S. Identification Nos. of Above Persons (entities only).

      Brantley Capital Corporation. ("Capital")
      IRS #  34-1838462
      .................
--------------------------------------------------------------------------------

  2.  Check the Appropriate Box if a Member of a Group

                  (a)
                      .........................................................
                  (b)
                      .........................................................
--------------------------------------------------------------------------------

  3.  SEC Use Only
                  ............................................................
--------------------------------------------------------------------------------

  4.  Source of Funds   WC*
                     ..........................................................
--------------------------------------------------------------------------------

  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                        .......................................................
--------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization     Maryland
                                           .....................................
--------------------------------------------------------------------------------

Number of         7.     Sole Voting Power         104,250
Shares                                    .....................................
Beneficially      8.     Shared Voting Power        None
Owned                                       ...................................
by Each           9.     Sole Dispositive Power    104,250
Reporting                                      .................................
Person           10.     Shared Dispositive Power   None
With                                             ...............................


 11.  Aggregate Amount Beneficially Owned by Each Reporting Person   104,250
                                                                  .............
--------------------------------------------------------------------------------
 12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

          ......................................................................
--------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11)  1.6%
                                                         .......................
--------------------------------------------------------------------------------

 14.  Type of Reporting Person    IV
                              ..................................................
--------------------------------------------------------------------------------

* Beneficial Ownership of 104,250 shares of Common Stock reported hereunder excludes 312,750 shares reported as beneficially owned by Capital. Capital expressly disclaims beneficial ownership of all shares reported to be beneficially owned by the Partnership.




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


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common shares, ("Common Stock"), of International Total Services, Inc., an Ohio corporation (the "Issuer"), the principal executive offices of which are located at Crown Centre, 5005 Rockside Road, Independence, Ohio 44131.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Brantley Partners IV, L.P. (the "Partnership") and Brantley Capital Corporation ("Capital"). The principal business offices of the Partnership and Capital are located at 20600 Chagrin Blvd., Suite 1150 Cleveland, Ohio 44122.

         Capital is a closed-end, non-diversified investment company incorporated on August 1, 1996 under the General Corporation Law of the State of Maryland, that has elected to be treated as a "business development company" under the Investment Company Act of 1940, as amended. Capital invests primarily in the equity securities (for example, common stock, preferred stock, convertible preferred stock, or options, warrants or rights to acquire stock) and equity-linked debt securities (for example, convertible debt or indebtedness accompanied by warrants, options or rights to acquire stock) of private companies. Capital also invests a portion of its assets in small-cap public companies. The Partnership is primarily engaged in similar investment activities.

         During the last five years, neither the Partnership nor Capital, nor to the best of their respective knowledge, any of their respective directors, executive officers, principal shareholders or partners, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEMS 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All shares reported as beneficially owned herein were acquired with working capital of the respective beneficial owner. The Partnership purchased the shares it has reported as beneficially owned for an aggregate purchase price of $205,228.19. Capital purchased the shares it has reported as beneficially owned for an aggregate purchase price of $68,409.40.

ITEM 4.  PURPOSE OF TRANSACTION

         The Partnership and Capital made their initial investments in the Common Stock of the Issuer as a strategic investment. Each of the Partnership and Capital intends to review on a continuing basis its investment in the Common Stock and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, acquiring additional shares of Common Stock or disposing of the shares, in whole or in part, at any time, subject to compliance with applicable securities laws. Any such decision would be based on an assessment of a number of different factors, including, but not limited to, the business, prospects and affairs of the Issuer, the market for the Common Stock, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Partnership and Capital, respectively. Except as set forth in the preceding paragraph, neither the Partnership, nor Capital has any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         During the last 60 days:

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         The Partnership owns and exercises sole voting and dispositive authority with respect to 312,750 shares of Common Stock, 271,500 of which were acquired at $0.641187 per share on November 5, 1999 and 41,250 of which were acquired at $0.755 per share on November 12, 1999.

         Capital owns and exercises sole voting and dispositive authority with respect to 104,250 shares of Common Stock, 90,500 of which were at $0.641187 per share acquired on November 5, 1999 and 13,750 of which were acquired at $0.755 per share on November 12, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Neither the Partnership, nor Capital has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Issuer:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 1999          BRANTLEY VENTURE MANAGEMENT IV, L.P.,
                                  as general partner of Brantley
                                  Partners IV, L.P.

                                  By: /s/ Robert P. Pinkas
                                     -------------------------------------------
                                  Name:     Robert P. Pinkas
                                     Title: General Partner

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 15, 1999         BRANTLEY CAPITAL CORPORATION


                                  By: /s/ Robert P. Pinkas
                                     ------------------------------------------
                                  Name:     Robert P. Pinkas
                                     Title: Chairman and Chief Executive Officer





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